Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: April 1, 2021

Global Transition Planning Roadmap While Alexion and AstraZeneca operate as independent businesses until closing, transition planning continues apace. This roadmap provides an indication of what information you can expect to receive at which phase of the transition planning period. It will be updated regularly as we move through the phases, and is subject to legal requirements. Now – May May – Q3 Q3 2022 Before Shareholder Vote After Shareholder Vote Post Closing Organization, operating model, appointments Announcement to retain the Alexion Brand after closing Initial thinking on operating model: Vision for Alexion, the AstraZeneca Rare Disease Unit Organizational structure: Most colleagues will be informed of the personal impacts of the organizational change within 90 days of closing and sooner in many cases. Announcement that Alexion, the AstraZeneca Rare Disease Unit will remain the Marketing Authorization Holder for marketed products after closing Select leadership appointments where possible Nomination of Alexion Board members who will join the AZ Board on closing Ways of working, process, systems, sites, policies Further insights into AstraZeneca Values Status update on pandemic ways of working More information on site presence/ location Enterprise IT environment: What to expect after closing Equity Conversion Modeler introduced HR policies shared where possible Getting to Know AstraZeneca: Next Chapter Over the coming months, we’ll be communicating through a series of fireside chats and features about our culture and science. While there are of course some limitations on what we can discuss before our agreement closes, we look forward to sharing how we live our Values, constantly June 15 patient centricity and Metabolism leadership on behalf of patients stages of disease Healthcare program More to come & major regulatory decisions communicated throughout AstraZeneca’s acquisition of Alexion remains subject to customary closing conditions. Until the transaction closes, AstraZeneca and Alexion continue to operate as independent entities. Important Additional Information Forward-looking Information In connection with the proposed transaction, on February 19, 2021, AstraZeneca PLC (“AstraZeneca”) filed a registration statement on Form F-4 with the SEC, which includes a document that serves as a preliminary prospectus of AstraZeneca and a preliminary proxy statement of Alexion (the ‘proxy statement/prospectus’). The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Alexion intends to file with the SEC and mail to its stockholders a definitive proxy statement/prospectus. Investors and security holders of Alexion are urged to carefully read the entire registration statement and proxy statement/prospectus or proxy statement and other relevant documents filed or that will be filed with the SEC, because they contain or will contain important information. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website or from AstraZeneca or Alexion as described in the paragraphs below. The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca’s website at http://www.astrazeneca.com under the tab ‘Investors’. This announcement may include statements that are or may be deemed to be forward-looking statements. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “envisages”, “plans”, “projects”, “anticipates”, “targets”, “aims”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions and include, but are not limited to the ability of the parties to consummate the proposed acquisition on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition, including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion’s operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion’s business after the completion of the proposed acquisition and realise expected synergies. Economic, competitive, governmental, technological and other factors that may affect AstraZeneca’s and Alexion’s operations are discussed in the section entitled “Risk Factors,” in each of AstraZeneca’s Annual Report on Form 20-F for the year ended 31 December 2020, and Alexion’s Annual Report on Form 10-K for the year ended 31 December 2020, in each case as amended by any subsequent filings made with the SEC. These forward-looking statements include all matters that are not historical facts and involve predictions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect AstraZeneca’s and Alexion’s current views with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to AstraZeneca’s or Alexion’s results of operations, financial position, liquidity, prospects, growth or strategies and the industries in which they operate. Forward-looking statements speak only as of the date they are made and cannot be relied upon as a guide to future performance. Save as required by law or regulation, AstraZeneca and Alexion disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this announcement that may occur due to any change in their expectations or to reflect events or circumstances after the date of this announcement. The documents filed by Alexion with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge on Alexion’s internet website at http://www.alexion.com under the tab, ‘Investors’ and under the heading ‘SEC Filings’ or by contacting Alexion’s Investor Relations Department at investorrelations@alexion.com. Participants in the Solicitation Alexion, AstraZeneca and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in is set forth in Alexion’s Annual Report on Form 10-K/A, as previously filed with the SEC on February 16, 2021. Free copies of these documents may be obtained as described in the paragraphs above. pushing the boundaries of science to deliver life-changing medicines for patients. March April May June July Live fireside chats Pascal Soriot Chief Executive Officer March 11 Marc Dunoyer Chief Financial Officer March 24 – Alexion Japan David Fredrickson Executive Vice President, Oncology Business Unit April 27 Pam Cheng Executive Vice President, Operations and Information Technology May 5 Ann Taylor Chief Medical Officer May 27 Rebekah Martin Senior Vice President, Reward and Inclusion TBC (July TBC) Features found on ACE Introducing the Roadmap Brand Announcement Values Overview: The five AstraZeneca Values and the behaviors that bring them to life Values Spotlight: We Put Patients First: New Normal, Same Cancer Career Development: A commitment to lifelong learning Values Spotlight: We Do the Right Thing: Ambition Zero Carbon AstraZeneca R&D: Turning science into medicine Q1 Results: Video Message Values Spotlight: We Follow the Science: What COVID has taught us about the future of clinical trials Operations: Accelerating delivery and adding value to patients and society Values Spotlight: We are Entrepreneurial: Treating cancer patients in earlier Respiratory spotlight: Changing the future of asthma care COVID: Commitment to equitable distribution of vaccines + our long-acting antibody Values Spotlight: We Play to Win: Inclusion and Diversity at AZ Healthy Heart Africa: A flagship Access to AZ in China: At the forefront of innovation and Cardiovascular, Renal Spotlight: Scientific Chronic Kidney Disease 1H Results: Video Message Introducing “Growth Through Innovation” Career DevelopmentStories of career journeys at AZ A view of what to expect after closing Access to lifelong learning tools and programs Pipeline and products A view of opportunities to accelerate pipeline and product growth to reach more patients Transition process Initial roadmap The Path to Day 1 A week–by-week view of transition processes and engagement events